May 24, 2010

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Nucor Corporation

File Number 001-04119

Form 10-K for the year ended December 31, 2009

Definitive Proxy filed March 25, 2010

Dear Mr. O’Brien:

Nucor Corporation acknowledges receipt of your letter of May 20, 2010. We expect to present our response to the Commission no later than June 15, 2010. Please contact me at (704) 366-7000 should you have any questions at this time.

Very truly yours,

/s/ James D. Frias

James D. Frias
Chief Financial Officer, Treasurer and Executive Vice President

1915 REXFORD ROAD      CHARLOTTE, NORTH CAROLINA 28211      PHONE 704-366-7000